# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MoneyHero Ltd, CIK 0001974044
CUSIP: G6202B101
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 70 SHENTON WAY, #18-15, SINGAPORE, Singapore (U0), 079118
Date of event which requires filing of this statement: 09/23/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001266155
Persons authorized to receive notices and communications: JONATHAN HONIG, 5825 Windsor Court, 1325 Avenue of the Americas, Boca Raton, Florida (FL), 33496, 561-445-3665; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013 (CIK 0002018491): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 635,000; sole dispositive power 0; shared dispositive power 635,000; aggregate amount beneficially owned 635,000 (2.1% of the class)
- Elizabeth Honig: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 635,000; sole dispositive power 0; shared dispositive power 635,000; aggregate amount beneficially owned 635,000 (2.1% of the class)
- HONIG JONATHAN (CIK 0001266155): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 2,106,000; shared voting power 635,000; sole dispositive power 2,106,000; shared dispositive power 635,000; aggregate amount beneficially owned 2,741,000 (9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: MoneyHero Ltd
Address of issuer's principal executive offices: 70 SHENTON WAY, #18-15, SINGAPORE, Singapore (U0), 079118

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013, a Florida trust (the "Elizabeth Trust"), with respect to the Class A Ordinary Shares, $0.0001 par value per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Elizabeth Honig, as the sole trustee of the Elizabeth Trust; and

(iii) Jonathan Honig, with respect to the Shares directly and beneficially owned by him. Mr. Honig is the spouse of Ms. Honig.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of the Reporting Persons is 5825 Windsor Court, Boca Raton, Florida 33496.
Present principal occupation or employment: The principal business of the Elizabeth Trust is to hold investments for estate planning purposes. Ms. Honig serves as the sole trustee of the Elizabeth Trust. Mr. Honig is a private investor.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Elizabeth Trust is organized under the laws of the State of Florida. Ms. Honig and Mr. Honig are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by the Elizabeth Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 635,000 Shares directly owned by the Elizabeth Trust is approximately $926,697, excluding brokerage commissions.

The Shares directly owned by Mr. Honig were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,106,000 Shares directly owned by Mr. Honig is approximately $3,230,451, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 29, 2026, Mr. Honig issued a public letter to the Board of Directors of the Issuer (the "Board") expressing his view that the Board should take immediate steps to explore a sale of the Issuer. In reaching such conclusion, Mr. Honig raised his concerns with several developments at the Issuer, including leadership uncertainty, stalled growth, significant shareholder value destruction and a lack of confidence exhibited by insiders. In the letter, Mr. Honig requested that the Board retain an independent financial advisor and initiate a process to explore a sale of the Issuer, together with any other strategic alternatives that may be available to maximize shareholder value. Mr. Honig also requested for the Board to provide shareholders with meaningful transparency regarding the CEO search process, including the expected timeline for appointing a permanent CEO. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons intend to engage in communications with the Issuer's Board and management team regarding opportunities to enhance shareholder value, including commencing a strategic review process and potential leadership changes. The Reporting Persons intend to discuss their views with respect to the foregoing matters with the Issuer, its shareholders and other market participants.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 30,572,252 Shares outstanding as of December 31, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Amended Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 27, 2026.

As of the date hereof, the Elizabeth Trust directly beneficially owned 635,000 Shares, constituting approximately 2.1% of the Shares outstanding.

Ms. Honig, as the sole trustee of the Elizabeth Trust, may be deemed to beneficially own the 635,000 Shares beneficially owned directly by the Elizabeth Trust, constituting approximately 2.1% of the Shares outstanding.

As of the date hereof, Mr. Honig directly beneficially owned 2,106,000 Shares, constituting approximately 6.9% of the Shares outstanding. Mr. Honig, as Ms. Honig's spouse and pursuant to an understanding between Mr. and Ms. Honig whereby they share voting and dispositive power over the securities held by the Elizabeth Trust, may be deemed to beneficially own the 635,000 Shares beneficially owned directly by the Elizabeth Trust, which, together with the 2,106,000 Shares he directly owns, constitutes an aggregate of 2,741,000 Shares beneficially owned by Mr. Honig, constituting approximately 9.0% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 2,741,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 9.0% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Elizabeth Trust, Ms. Honig and Mr. Honig may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by the Elizabeth Trust.

Mr. Honig has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days: The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 29, 2026, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Letter to the Board, dated September 29, 2026.

99.2 - Joint Filing Agreement, dated September 29, 2026.

## Signatures
- Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013: /s/ Elizabeth Honig, Elizabeth Honig, Sole Trustee (09/29/2026)
- Elizabeth Honig: /s/ Elizabeth Honig, Elizabeth Honig (09/29/2026)
- HONIG JONATHAN: /s/ Jonathan Honig, Jonathan Honig (09/29/2026)